

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

July 13, 2009

Les Bates, Secretary/Treasurer,
Principal Accounting and Financial Officer
New Frontier Energy, Inc.
1789 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re:** **New Frontier Energy, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **File No. 0-05742**

Dear Mr. Bates:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Critical Accounting Policies and Estimates

Oil and Gas Properties, Equipment and Depreciation, page 48

1.   Your disclosure here states that capitalized costs include geological and geophysical work, whereas your financial statement footnote disclosure on page F-8 indicates that geological and geophysical costs are expensed. These costs must be expensed pursuant to paragraph 18 of SFAS 19. Please tell us whether you believe it will be necessary to revise your accounting or only your disclosure for consistency.

Controls and Procedures, page 52

2.   We note that you have omitted the conclusions of your principal executive and
        principal financial officers regarding the effectiveness of your disclosure controls
        and procedures as of the end of the period covered by the report based on the
        required evaluation of these controls and procedures. Refer to Regulation S-K,
        Item 307. Please amend your Form 10-K to include the required disclosure.

Financial Statements

Summary of Significant Accounting Policies

Accounting for Oil and Gas Activities, page F-8

3.   With regard to your assessment of oil and gas properties in fiscal 2009, please tell
        us:

        (a) How you calculated the $7.5 million impairment charge that was recorded in
            the fourth quarter of fiscal 2009. Provide the assumptions that you used. Tell
            us whether proved or unproved properties were impaired, and if both, the
            amounts charged to each.

        (b) How you determined that you no longer have proved reserves and the
            assumptions that you used to make this determination.

        We may have additional comments after we review your response.

Depreciation and Depletion, page F-8

4.   Your disclosure states that depreciation and depletion of capitalized costs for
        producing oil and gas properties are provided by the unit-of-production method
        based on proved oil and gas reserves. Tell us whether the depreciation of
        exploratory drilling and development costs were computed based on proved
        developed reserves, as required by paragraph 35 of SFAS 19. If so, please clarify
        your disclosure. If not, please revise your filing to correct this accounting and
        disclosure.

5.   Please tell us the amortization policy that you plan to apply to each component of
        your capitalized proved oil and gas properties costs in fiscal year 2010 for which
        you have determined are no longer associated with proven reserves based on
        prices as of February 28, 2009. As part of your response, please tell us the
        components of your proved oil and gas properties costs as of February 28, 2009,

i.e., acquisition costs, exploratory well drilling costs, exploratory-type stratigraphic test well drilling costs, and capitalized development costs.

6.   We note that you have disclosed the amount of proved oil and gas properties costs that you have capitalized as of February 28, 2009 based on your disclosure in footnote 5. Please tell us you how determined that that these costs should be categorized as proved properties costs as opposed to unproved properties costs in light of your determination that you no longer have proved reserves as of February 28, 2009.

7.   With regard to the costs of unproved properties not being amortized, disclose the current status of the significant properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 4-10(c)(7)(ii) of Regulation S-X.

Engineering Comments

Our Business, page 6

Operations and Properties, page 7

8.   We note the label, "Proved developed oil and gas acres" for your acreage table. In part, paragraph 4A of SEC Industry Guide 2 specifies the disclosure of "total gross and net developed acres (i.e., acres spaced or assignable to productive wells)". Also, the term "proved developed" here could be confusing in light of the write down of your proved reserves for 2009 to zero. Please amend your document to remove "proved" from this label/disclosure per Guide 2.

Flattops Prospect, page 9

9.   We note your statement, "We acquired fee leases in the Flattops Prospect in fiscal 2006 from approximately 20 mineral interest owners. We own 100% of the working interest in approximately 3,881 gross and 2,411 net acres and are the operator of this prospect." Your 100% working interest should result in identical gross and net acreage figures here and in the similar disclosure under "The Weitzel Prospect". Please explain these differences to us and amend your document if it is appropriate.

Gas production volumes and average sales price are as follows:, page 13

10.   The instructions to paragraph 3 of Guide 2 specify that annual gas production figures include only "marketable production of gas on an 'as sold' basis." We

note that your disclosure of sales gas and gas used in operations on page 8 is useful. Please amend your document to include production gas and sales gas figures for the three preceding years.

11. We note that the "Average price per unit" for 2009 – $5.61/MCFG [=$1,220 thousand/230 MMCFG] - appears to have been determined with gas production figures rather than gas sales figures. Our calculation utilizing 191 MMCF of sales gas gives a unit price of about $6.39/MCFG. If this is the case, please amend your document to disclose unit sales gas prices for the three preceding years.

Oil and Gas Reserve Information, page 14

Estimated Net Proved Reserves, page 15

12. The statement, "The present value of estimated net revenues before income tax, discounted at 10% using prices of $2.86, $7.30 and $5.21 per MMbtu as of February 28, 2009 and February 29, 2008, respectively, is summarized as follows:" is inconsistent with its tabular presentation of an income tax deduction and three year-end gas prices for two years-end. Please amend your document to clarify this disclosure.

Notes to Consolidated Financial Statements, page F-6

Disclosures about Oil and Gas Producing Activities, page F-32

13. Your disclosure of Costs Incurred, Results of Operations and Changes in the Standardized Measure spans only two prior years instead of the three prescribed by FAS 69 and the Standardized Measure presentation is omitted. Please amend your document to comply with the requirements of FAS 69.

14. You have included the "Proved properties" line item of $1,041,000 under 2008 incurred acquisition costs. It appears to have been incurred in 2007. Please amend your document to correct this.

15. We note the property acquisition costs for 2007 (in the 2008 Form 10-K) allocated to proved properties is $1,041 thousand while your proved reserve disclosure on page F-34 presents "Purchases of reserves" for 2007 as 8.2 billion cubic feet of gas. This yields a unit acquisition cost of about 13 cents per MCFG whereas you received an average 2007 price of $5.11/MCF and employed a 2007 year-end price of $5.21/MCF for proved reserve estimates in the same (Slater Dome) field. Please explain to us the basis for these acquisition parameters. You may include petroleum engineering reports with appropriate support items, e.g. maps, performance plots, volumetric calculations.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Supplementary Oil and Gas Information (Unaudited), page F-33

Estimated Oil and Gas Reserve Quantities, page F-34

16.   Please amend your document to modify the proved reserve disclosure here to:

   a) Explain the details of the 2.1 BCFG negative revision for 2007 proved reserves as
      well as the 3.6 BCFG extensions and discoveries addition for 2008 per FAS 69,
      paragraph 11;

   b) Explain the lack of proved reserve revisions for 2008 despite an increase in year-
      end gas price from $5.21/MCF for 2007 to $7.30/MCF for 2008;

   c) Disclose your proved developed reserves as well as your total proved reserves per
      FAS 69, paragraph 10.

Principal Changes in the Standardized Measure, page, F-35

17.   FAS 69, paragraph 33(g) specifies the line item "Previously estimated
       development costs incurred during the period." for the reconciliation of changes
       to the standardized measure. We note your 2008 changes appears to omit this
       item as your "Development costs incurred during the year", $4,586,950, is
       identical to the 2008 development cost incurred on page F-32. Please amend your
       document to disclose the development costs incurred that were also estimated in
       prior years' standardized measure as contemplated in FAS 69.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief